SOPHiA GENETICS™

Letter to Shareholders

Dr. Jurgi Camblong
Co-Founder and CEO

March 5, 2024

Dear Fellow Shareholders,

2023 was a tremendous year for SOPHiA GENETICS. We continued building the future of data-driven medicine, and in doing so, creating long-term value for our customers and our shareholders.

In many ways, 2023 was the year of AI. It was the first time that the general public gained access to powerful AI models and learned what they can do. As the Co-founder and leader of an AI-driven precision medicine company, this movement has been a fulfilling experience for me.

Since SOPHiA GENETICS’ inception in 2011, we have invested over US$400 million to build some of the most advanced AI capabilities in the healthcare sector. We recruited a team of more than 200 of the top data scientists and engineers in the world who contribute daily to building and developing our Platform, SOPHiA DDM™. Today, SOPHiA DDM™ is widely recognized by healthcare professionals and researchers across the globe for its world-class analytical performance and by some of our partners as the leading AI Platform in all of the healthcare space.

However, at SOPHiA GENETICS, we do not look at innovation as the development of new technologies. At SOPHiA GENETICS, we look at innovation as the adoption of those technologies in the market. And in that spirit, I would like to highlight the progress we made driving adoption of SOPHiA DDM™ throughout 2023.

Let me start by acknowledging the strongest evidence of our success. We grew revenue 31% year-over-year to US$62.4 million by continuing to drive widespread adoption of our Platform. At the same time, we improved gross margins and reduced operating costs to achieve a 36% decline in cash burn. In 2023, SOPHiA DDM™ was used by 770+ healthcare institutions across the globe, including by 450 core genomic customers who used SOPHiA DDM™ to perform over 317,000 analyses.

I am exceptionally proud of the progress made in 2023, and I would like to take a moment to thank the 400+ hard-working SOPHiANs, our partners, and our investors, all of whom helped to make this success a reality.

Our six strategic pillars remain our focus for driving long-term growth. We are as confident as ever in our strategic path, and I am excited to share more detail on our 2023 progress along these pillars with you.

Accelerating adoption of SOPHiA DDM™ by landing new clinical customers

Healthcare institutions around the world continue to choose SOPHiA DDM™ for very good reasons, for example our platform’s top analytical performance, ability to expedite turnaround time, universal compatibility (i.e., we work with all sequencer types, library prep, and technologies), and decentralized approach (i.e., customers maintain ownership of data).

By the end of 2023, we built a network of 450 core genomics customers who use SOPHiA DDM™ regularly to generate insights for patients with cancer or rare and inherited disorders.

I am thrilled to announce that we landed a record 87 new core genomic customers during 2023. This includes 35 new customers signed during Q4. These customers will implement SOPHiA DDM™ over the course of the year and are set to join our network of core genomics customers during 2024.

Growing the adoption of our platform in the US market continues to be a strong focus area as we see large potential for growth. In 2023, we delivered strong progress in this area. In 2023, US revenue grew

70% to US$9.5 million. We signed 9 new core genomic customers in the US in 2023 and were proud to welcome some of the top US cancer centers and research labs to the SOPHiA DDM™ network.

Apart from customer relationships, we also had a landmark year with our partners in the US. Namely, we continued to build our strategic partnership with Memorial Sloan Kettering. During 2023, we entered into a partnership with MSK to help them to decentralize their Liquid Biopsy test MSK-ACCESS® and their Solid Tumor test MSK-IMPACT®, and to make these tests available to healthcare institutions across the globe. We officially launched MSK-ACCESS® powered with SOPHiA DDM™ in December and have been pleased to see strong demand for this application in the market. In the US, we announced a number of new signings for MSK-ACCESS® powered with SOPHiA DDM™ and are looking forward to capitalizing on this momentum going into 2024.

Expanding usage of SOPHiA DDM™ within our existing customer base

We continue to employ a “land and expand” commercial strategy that focuses on winning new customers and then driving usage of our platform by encouraging those customers to adopt more and more SOPHiA DDM™ applications. Our offering includes an impressive suite of applications, including those for Hereditary Cancer, Hematology-Oncology, Solid Tumor, Liquid Biopsy, and Rare & Inherited Disorders.

In 2023, we continued to delight our customers, and in doing so, expand within accounts. Last year, we recorded an impressive NPS score of 75 from our core genomics users. We are incredibly proud of this achievement. We are also proud that our customers continue to adopt more applications once joining our network. As of the end of 2023, 56% of customers were using two or more applications, up from 49% a year ago. 31% of customers were using three or more applications, up from 28% a year ago. And 21% of our customers were using four or more applications, up from 17% a year ago. The continued proof of our ability to expand within existing customers exemplifies the importance of landing new customers across the globe.

Building SOPHiA DDM™’s menu of offerings

2023 was a landmark year for building our menu of offerings. I will highlight 2 major launches from 2023, including how they are already driving significant value for our customers.

First, and as mentioned previously, we launched an expanded suite of Liquid Biopsy applications in December 2023. This includes MSK-ACCESS® powered with SOPHiA DDM™. Our Liquid Biopsy applications are powered by a proprietary molecular barcoding technology named CUMIN™. CUMIN™ uses a unique approach to detecting signal from noise in samples with low input material, such as those collected for liquid biopsies, and differentiates our Liquid Biopsy application in a powerful way. For these reasons, we are excited by the application we developed, especially as we see strong demand already in the market.

The second item I would like to highlight was the launch of our multimodal module on SOPHiA DDM™, SOPHiA CarePath™. SOPHiA CarePath™ enables customers to go beyond genomics and perform longitudinal analysis of multimodal patient data (e.g., imaging data, clinical data, biological data). The multimodal capabilities of SOPHiA CarePath™ are designed to predict treatment effects of different therapy decisions in addition to allowing clinicians to perform patient cohorting and data visualization.

Leveraging SOPHiA DDM™ to provide value to our BioPharma companies

As you can imagine, the multimodal capabilities of SOPHiA CarePath™ provide differentiated value to our BioPharma customers who are willing to pay for the access to the multimodal patient data and to the predictive multimodal models which analyze them.

Towards the end of 2023, we completed a landmark project with one of our key BioPharma partners where SOPHiA CarePath™ identified a signature in subpopulations of lung cancer patients which could indicate different treatment effects for a specific drug. We continue to remain excited about these use cases for our multimodal offering and the substantial value these capabilities bring to our BioPharma customers

In addition to the value our multimodal capabilities bring to BioPharma customers, we also share a mutual interest with BioPharma companies to expand access to cancer testing across the globe. In 2023, we completed a number of partnerships with BioPharma partners where they sponsored the deployment of SOPHiA DDM™.

Our partnership with AstraZeneca has been a major proof point in this area. Last month, we announced that AZ sponsored the deployment of SOPHiA DDM’s HRD application across Spain in 2023 with resounding success. Following up on the success of this program, we also announced a new partnership with AZ to deploy MSK-ACCESS® and MSK-IMPACT® powered with SOPHiA DDM™ to customers across the globe during 2024.

Building partnerships in the ecosystem

As evidenced throughout this note, building the future of data-driven medicine is not something we can do alone. We achieved considerable momentum in 2023 by collaborating with premier leaders in our industry, further enabling our applications to reach more patients.

In 2023, we delivered significant partnerships with Memorial Sloan Kettering Cancer Center, AstraZeneca, Boundless Bio, and Microsoft, among others. We also announced partnerships with Agilent and Qiagen to deliver integrated solutions for Solid Tumors. We look forward to continuing to work with our valued partners in 2024 as we expand access to precision cancer care together.

Excelling operationally within SOPHiA GENETICS

Our final strategic pillar focuses on excelling operationally at every level within SOPHiA GENETICS. Our long-term commitment to operational excellence produces savings that have benefited both growth and margins. I’m proud to announce that our adjusted gross margin was 72% for the full year 2023 compared to 68% for 2022. Moreover, we improved cash burn by 36% in 2023 while maintaining revenue growth of over 30%.

In January of 2024, I was proud to announce our plans to achieve profitability in the next 2+ years. Being a sustainable company is critically important to us and the populations we serve. We have taken the required cost actions to expedite that goal and remain obsessed with capital efficiency. Based on our current trajectory, we remain confident in our ability to execute our ambitious growth plans, and we remain-laser focused on delivering sustainable growth for years to come.

Closing remarks

After a successful and unforgettable 2023, our focus shifts to the future. In 2024, we are looking forward to continuing to execute on our vision and creating value at every turn. Our six strategic pillars remain our foundation to drive growth and value creation. I am encouraged and as confident as ever about our long-term trajectory.

In closing, I’d like to thank the SOPHiANs, our passionate and dedicated employees, for their hard work and incredible contributions towards building the future of precision medicine. I’d also like to thank our partners, customers, and investors for joining us on this journey. Without you, none of this would be possible. I look forward to continuing to update you on SOPHiA GENETICS’s future success in democratizing data-driven medicine.

Sincerely,

Dr. Jurgi Cambling
Co-Founder and Chief Executive Officer
SOPHiA GENETICS